UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Best Buy Co., Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

086516101

(CUSIP Number)

Creighton O’M. Condon
Allen Overy Shearman Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d- 7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 086516101	Page 2 of 9 Pages

NAME OF REPORTING PERSONS

1	Richard M. Schulze, individually, as the account holder of the Best Buy 401(k) Retirement Savings Plan held in his name, and as trustee of the Richard M. Schulze Revocable Trust and the Richard M Schulze Qualified Terminable Interest Property Marital Trust II.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2	(a) ☐
(a) (b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS (See Instructions)
4
PF, OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION
6
U.S.
SOLE VOTING POWER
7
NUMBER OF	16,829,534*
SHARES	SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY	1,030,675*
EACH	SOLE DISPOSITIVE POWER
REPORTING	9
PERSON	16,829,534**
WITH	SHARED DISPOSITIVE POWER
10
1,030,675*
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
17,860,209*
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒*
12

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
8.3%**
TYPE OF REPORTING PERSON (See Instructions)
14
IN

*	Excludes (a) 7,677,880 shares held in trusts for the benefit of Mr. Schulze’s spouse, Mr. Schulze’s children and grandchildren, and the children of Mr. Schulze’s spouse, and (b) 172,831 shares in the Richard M Schulze Qualified Terminable Interest Property Marital Trust in each case to which Mr. Schulze disclaims beneficial ownership.
**	The percentage reported in Row 13 is based on 215,381,395 shares of common stock, par value $0.10 per share, outstanding as of March 13, 2024, as reported by the Company (as defined herein) in its most recent Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2024 (the “March 2024 Form 10-K”)

SCHEDULE 13D

CUSIP No. 086516101	Page 3 of 9 Pages

NAME OF REPORTING PERSONS
1
Olympus Investments Limited Partnership A
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2	(a) ☐
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS (See Instructions)
4
PF, OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION
6
Delaware
SOLE VOTING POWER
7
NUMBER OF	0
SHARES	SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY	31,672
EACH	SOLE DISPOSITIVE POWER
REPORTING	9
PERSON	0
WITH	SHARED DISPOSITIVE POWER
10
31,672
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
31,672
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
12

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
0.1%**
TYPE OF REPORTING PERSON (See Instructions)
14
PN

**       The percentage reported in Row 13 is based on 215,381,395 shares of common stock, par value $0.10 per share, outstanding as of March 13, 2024, as reported by the Company in the March 2024 Form 10-K”.

SCHEDULE 13D

CUSIP No. 086516101	Page 4 of 9 Pages

NAME OF REPORTING PERSONS
1
Olympus Investments Limited Partnership B
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2	(a) ☐
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS (See Instructions)
4
PF, OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION
6
Delaware
SOLE VOTING POWER
7
NUMBER OF	0
SHARES	SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY	702,903
EACH	SOLE DISPOSITIVE POWER
REPORTING	9
PERSON	0
WITH	SHARED DISPOSITIVE POWER
10
702,903
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
702,903
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
12

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
0.3%**
TYPE OF REPORTING PERSON (See Instructions)
14
PN

**	The percentage reported in Row 13 is based on 215,381,395 shares of common stock, par value $0.10 per share, outstanding as of March 13, 2024, as reported by the Company in the March 2024 Form 10-K.

SCHEDULE 13D

CUSIP No. 086516101	Page 5 of 9 Pages

NAME OF REPORTING PERSONS
1
RMSJS LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2	(a) ☐
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS (See Instructions)
4
PF, OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION
6
Delaware
SOLE VOTING POWER
7
NUMBER OF	0
SHARES	SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY	31,672
EACH	SOLE DISPOSITIVE POWER
REPORTING	9
PERSON	0
WITH	SHARED DISPOSITIVE POWER
10
31,672
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
31,672
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
12

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
0.01%**
TYPE OF REPORTING PERSON (See Instructions)
14
OO

**	The percentage reported in Row 13 is based on 215,381,395 shares of common stock, par value $0.10 per share, outstanding as of March 13, 2024, as reported by the Company in the March 2024 Form 10-K.

SCHEDULE 13D

CUSIP No. 086516101	Page 6 of 9 Pages

NAME OF REPORTING PERSONS
1
The Richard M. Schulze Family Foundation
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2	(a) ☐
(b) ☐
SEC USE ONLY
3

SOURCE OF FUNDS (See Instructions)
4
PF, OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION
6
Minnesota
SOLE VOTING POWER
7
NUMBER OF	0
SHARES	SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY	296,100
EACH	SOLE DISPOSITIVE POWER
REPORTING	9
PERSON	0
WITH	SHARED DISPOSITIVE POWER
10
296,100
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
296,100
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
12

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
0.1%**
TYPE OF REPORTING PERSON (See Instructions)
14
CO

**	The percentage reported in Row 13 is based on 215,381,395 shares of common stock, par value $0.10 per share, outstanding as of March 13, 2024, as reported by the Company in the March 2024 Form 10-K.

Item 1.	Security and Issuer.

This Amendment No. 13 to the Schedule 13D (this “Amendment No. 13”) relates to the common stock, par value $0.10 per share (the “Shares”), issued by Best Buy Co., Inc., a Minnesota corporation (the “Company”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on January 15, 1996 (the “Initial Schedule”), as amended and supplemented by Amendment No. 1 filed on June 7, 2012, Amendment No. 2 filed on August 6, 2012, Amendment No. 3 filed on August 16, 2012, Amendment No. 4 filed on August 20, 2012, Amendment No. 5 filed on August 20, 2012, Amendment No. 6 filed on August 27, 2012, Amendment No. 7 filed on December 14, 2012, Amendment No. 8 filed on March 1, 2013, Amendment No. 9 filed on March 25, 2013, Amendment No. 10 filed on October 23, 2013, Amendment No.11 filed on September 30, 2015, and Amendment No. 12 filed on January 20, 2023 (the “Amendments”, together with the Initial Schedule, the “Schedule 13D”) on behalf of the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

From May 30, 2024 through June 3, 2024, the Family Foundation and Mr. Schulze sold Shares into the open market pursuant to a pre-arranged trading plan (the “Plan”), which Mr. Schulze adopted on March 20, 2024.  In addition, Mr. Schulze sold Shares into the open market on May 31, 2024 and June 3, 2024. The Shares were sold as part of Mr. Schulze’s personal long-term strategy for asset diversification and liquidity.  The Plan expired upon the sale of the Shares.

Effective June 3 2024, Mr. Schulze adopted a pre-arranged trading plan to sell Shares owned by the Reporting Persons in the open market (the “June 2024 Plan”). The Shares to be sold pursuant to the June 2024 Plan are part of Mr. Schulze’s personal estate planning. The Shares to be sold are subject to the provisions of the June 2024 Plan until the June 2024 Plan expires, which is expected to occur in July 2025.

Item 5.	Interests in Securities of the Company.

Item 5 is hereby amended as follows:

The first two paragraphs of Item 5(a) are hereby amended and restated as follows:

(a)       The percentages used herein are calculated based upon 215,381,395 Shares outstanding as of March 13, 2024, as reported by the Company in the March 15, 2024 Form 10-K.

As of the date of this Amendment No. 13, the Reporting Persons beneficially owned in the aggregate 17,860,209 Shares, constituting approximately 8.3% of the outstanding Shares. As of the date of this Amendment No. 13, the Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

Item 5(a)(i) is hereby amended and restated in its entirety as follows:

(i)       Mr. Schulze, individually and as trustee to the various trusts listed in Item 2(i), beneficially owns 17,860,209 Shares, constituting approximately 8.3% of the outstanding Shares. Mr. Schulze disclaims beneficial ownership of such Shares for all other purposes. This figure excludes (a) 7,677,880 Shares held in trusts for the benefit of Mr. Schulze’s spouse, Mr. Schulze’s children and grandchildren, and the children of Mr. Schulze’s spouse, and (b) 172,831 Richard M Schulze Qualified Terminable Interest Property Marital Trust, in each case as to which Mr. Schulze disclaims beneficial ownership.

Item 5(a)(iii) is hereby amended and restated in its entirety as follows:

(iii)       Olympus B may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 702,903 Shares, constituting approximately 0.3% of the outstanding Shares. Olympus B disclaims beneficial ownership of such Shares for all other purposes.

Item 5(a)(v) is hereby amended and restated in its entirety as follows:

(v)       The Family Foundation may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 296,100 Shares, constituting approximately 0.1% of the outstanding Shares. The Family Foundation disclaims beneficial ownership of such Shares for all other purposes.

Item 5(b) is hereby amended and restated in its entirety as follows:

(b)       Mr. Schulze has the sole power to vote or direct the vote of and to dispose of or direct the disposition of 16,829,534 Shares. Mr. Schulze has shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,030,675 Shares. Olympus A may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 31,672 Shares. Olympus B may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 702,903 Shares. RMSJS may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 31,672 Shares beneficially owned by Olympus A. The Family Foundation may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 296,100 Shares.

Item 5(c) is hereby amended and restated in its entirety as follows:

(c)       Mr. Schulze made the following transactions in the Shares that were effected during the past sixty days.

Identity	Transaction Type	Date	Number of Shares	Price Per Share	Where and How the Transaction Was Effected
The Family Foundation	Sale	May 30, 2024	(220)	$81.03 [1]	Pursuant to the Plan
The Family Foundation	Sale	May 30, 2024	(274,228)	$80.21 [2]	Pursuant to the Plan
Richard M. Schulze	Sale	May 30, 2024	(578)	$80.03 [1]	Pursuant to the Plan
Richard M. Schulze	Sale	May 30, 2024	(724,974)	$80.21 [2]	Pursuant to the Plan
Richard M. Schulze	Sale	May 31, 2024	(348,315)	$81.38 [3]	Open Market
Richard M. Schulze	Sale	May 31, 2024	(651,685)	$80.26 [4]	Open Market
Richard M. Schulze	Sale	June 3, 2024	(16,254)	$86.50 [5]	Open Market
Richard M. Schulze	Sale	June 3, 2024	(983,746)	$85.84 [6]	Open Market

1.	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $81.00 to $81.05, inclusive. The reporting person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.
2.	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $80.00 to $80.99, inclusive. The reporting person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.
3.	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $81.00 to $81.81, inclusive. The reporting person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.
4.	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $80.00 to $80.98, inclusive. The reporting person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.
5.	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $86.41 to $86.57, inclusive. The reporting person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.
6.	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $85.35 to $86.33, inclusive. The reporting person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 is hereby amended and supplemented to add the following:

Effective June 3, 2024, Mr. Schulze adopted the June 2024 Plan, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:              Joint Filing Agreement, dated June 5, 2024, among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 5, 2024

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED
PARTNERSHIP A

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED
PARTNERSHIP B

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED
PARTNERSHIP C

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

RMSJS LLC

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

THE RICHARD M. SCHULZE FAMILY FOUNDATION

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

[Signature Page to Schedule 13D/A (Amendment No. 13)]